August 20, 2009

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3561

Re:	Paragon Shipping Inc.
File No. 001-33655
Form 20-F for the Year Ended December 31, 2008
Form 6-K filed May 19, 2009

Dear Mr. Shenk:

On behalf of Paragon Shipping Inc. (the "Company"), we hereby submit the Company's responses to your letter dated August 3, 2009.  The Company filed its annual report for the period ended December 31, 2008 (the "2008 Annual Report") with the U.S. Securities and Exchange Commission (the "Commission") on May 20, 2009 and submitted a Form 6-K attaching a press release announcing the Company's financial results for the first quarter of 2009 (the "Form 6-K") on May 19, 2009.  By letter dated August 3, 2009, the Staff of the Commission (the "Staff") provided comments to the Company's 2008 Annual Report and Form 6-K.  The Company's responses to each of the Staff's comments are set forth below.

Form 20-F for the Year Ended December 31, 2008

1.
We note that you refer to the opinion of Seward & Kissel, referenced on page 75, upon which you rely for your disclosure with respect to federal income tax liability in the United States.  If you include this reference in future filings, please include the firm's name, address and statement of their consent to reference of the firm in the filing.  Refer to Item 10.G of Form 20-F.

The Company acknowledges the Staff's comment and supplementally advises the Staff that future filings will not include the Firm's name with respect to disclosure regarding federal income tax liability.  To the extent that the Company incorporates the opinion of Seward & Kissel into future filings prior to the filing of the 2009 20-F, the Company will include the Firm's name, address and consent to such incorporation.

Mr. Lyn Shenk
Securities and Exchange Commission
August 20, 2009

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Cash Flows, page 52

2.
We note that net cash from operating activities for 2008 varies materially from that for 2007.  Although this may be due, to a certain degree, to the comparatively better net income for 2008 as indicated, please note that reference to net income, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash from operating activities in terms of cash.  Accordingly, please disclose in terms of cash the reasons and associated underlying drivers contributing to material variances in net cash from operating activities.  Also note that references solely to changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash  Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.  Please revise your disclosure as appropriate.

The Company acknowledges the Staff's comment and supplementally advises the Staff that it will amend future discussions relating to liquidity and capital resources to include a discussion of the factors contributing to variations in net cash from operating activities.

Critical Accounting Policies, page 63

3.
The disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect financial condition and operating performance associated with each of the critical accounting policies indicated.  Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.  In regard to revenue and vessel operating expenses, discuss the significant judgments and estimates involved in the determination of each and the factors that are subject to variability and the related sensitivity to change.  In regard to below/above market acquired time charters, discuss the basis for management's estimate of current market rates and how management determines the discount factor used in estimating the fair value of the charters as well as the related sensitivity to change of this factor.  In regard to vessel depreciation, discuss the factors that would cause an increase or decrease in the useful life of a vessel or its residual value that would impact the amount of depreciation recognized.  Please revise your disclosure as appropriate.

The Company acknowledges the Staff's comment and the Commission's guidance set forth in Section V. of "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" dated December 29, 2003.  The Company supplementally advises the Staff that it will revise the discussion of critical accounting policies in future filings on Form 20-F to include additional discussion of the assumptions, judgments and estimates that the Company believes may affect its financial condition and operating performance.

Mr. Lyn Shenk
Securities and Exchange Commission
August 20, 2009

Consolidated Statement of Cash Flows, page F-7

4.
We note that changes in restricted cash are reflected within the investing activity section on your consolidated statement of cash flows.  However, the disclosure in note 2(g) and note 14 provides that certain banks required you to maintain, under the borrowing and swap arrangements, minimum cash deposits or cash collateral deposits and these items represented a substantive amount of the restricted cash on your consolidated balance sheet.  As the nature of these restrictions on requiring cash deposits relate to your financing activities on debt-related transactions, please consider whether reclassification in future filings for the changes in restricted cash as a financing activity may be more appropriate under these circumstances or tell us why your current classification is deemed a better treatment for this item.

The Company supplementally advises the Staff that it believes that its restricted cash is substantially equivalent to an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand.  Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which are presented as investing activities in the statement of cash flows.  Therefore, the Company believes that the change in restricted cash is appropriately reported as an investing activity.

Note 2(r) – Income Taxes, page F-14

5.
Reference is made to your disclosure that U.S. source shipping income will be subject to a 4% U.S. federal income tax without allowance for any deductions unless the company continues to meet the requirements for exemption.  Although this tax exemption does not terminate on a definitive date, the ability to continue meeting this exemption does not appear to be solely within the company's control.  Therefore, as the tax rate is fixed and amount of tax determinable, please expand this taxation note to also disclose the aggregate dollar and per share effects of this tax exemption that currently exists and could terminate in the future if the company does not continue meeting the conditions for exemption.  This disclosure is analogous to information provided through Topic 11.C of the Staff Accounting Bulletins.  Please revise accordingly.

The Company acknowledges the Staff's comment and Staff Accounting Bulletin Topic 11.C, Tax Holidays, and supplementally advises the Staff that the aggregate tax in the absence of the exemption provided by Section 883 of the Internal Revenue Code of 1986, as amended (the "Code") would have been approximately $380,000 for the 2008 tax year, and that the amount of such potential tax for 2008 is disclosed in the 2008 Annual Report under the heading "Tax Considerations—United States Federal Income Taxation of Our Company."  Additionally, although not discussed in the 2008 Annual Report, such tax on a per share basis would have been less than $0.01 per share.  The Company further advises the Staff that such amount was not deemed to be material to the Company's results of operations for 2008.  In addition, although the Company does not believe that, based upon its current operations, any future tax in the absence of an exemption under Section 883 of the Code would be materially different than the 2008 potential tax, it is not able to determine the potential tax with respect to any future tax year when such exemption may not be available to the Company.  Accordingly, the Company does not believe that additional disclosure in Note 2 to the Company's financials regarding potential tax with respect to prior tax years would provide useful information to investors.

Mr. Lyn Shenk
Securities and Exchange Commission
August 20, 2009

Form 6-K filed May 19, 2009

6.
Please tell us and disclose the substantive reasons specific to your circumstances of the usefulness to investors of each of the several non-GAAP measures and adjusted items presented in evaluating your performance.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.  In particular, expound upon your statement that "EBITDA" is useful "because the shipping industry is capital intensive and may involve significant financing costs."  Your disclosure should also state specifically why you believe investors should disregard each eliminated and adjusting item.  In this regard, explain why fleet operational results are not fairly reflected by inclusion of the non-cash items that have been eliminated.  To the extent your justification involves the non-cash nature of these items, explain why you do not adjust for other non-cash items, such as accruals of revenue.  Further, it is not clear why investors should disregard the material operating expense for depreciation of your vessels when the vessels are the sole source from which your revenues are generated.  It is also not clear why interest expense and the component thereof associated with your interest rate swaps should be disregarded when interest is a cost related to the financing of the source of your revenues.  In developing your disclosure, consider the answer to question 8 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" ("FAQ"), which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for guidance.  This identifies disclosure that may be necessary when a non-GAAP performance measure excludes a recurring charge.  Also refer to the answer to question 15 of the FAQ that discusses the applicability of answer 8 to EBITDA.  Please provide us with a copy of your intended revised disclosure.  Alternatively, please discontinue presentation of the non-GAAP measures and adjusted items.

The Company acknowledges the Staff's comment and respectfully advices that Staff that it believes that it is acceptable to present non-GAAP financial measures in its Form 6-Ks furnished to, but not filed with, the Commission.

Form 20-F was amended to incorporate Item 10 of Regulation S-K to make foreign private issuers subject to the same requirements as domestic issuers with respect to the use of non-GAAP financial measures in filings with the Commission of Form 20-F.  See "Final Rule: Conditions for Use of Non-GAAP Financial Measures," Rel. No. 33-8176 (Jan. 22, 2003) (the "Final Rule").  Footnote 39 to the Final Rule states "Item 10 of Regulation S-K will not apply to materials submitted to the Commission on Form 6-K.  However, if the information in the Form 6-K is incorporated by reference into a registration statement, prospectus or annual report, Item 10 of Regulation S-K would then apply to that information."  Additionally, the Company believes that its financial information furnished to, but not filed with, the Commission on Form 6-K is in compliance with Rule 100 of Regulation G.

Mr. Lyn Shenk
Securities and Exchange Commission
August 20, 2009

Accordingly, the Company respectfully believes that is it complying with the rules regarding non-GAAP financial measures in its Forms 6-Ks furnished to the Commission.  The Company will not include EBITDA or other non-GAAP financial measures in the portion of any Form 6-K incorporated by reference into a registration statement or in an annual report on Form 20-F.

* * * *

We trust that the information provided in this letter address the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/	Gary J. Wolfe
Gary J. Wolfe

Paragon Shipping Inc.
15 Karamanli Ave., GR 166 73
Voula, Greece

August 20, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Paragon Shipping Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

Paragon Shipping Inc.

By:	/s/	Christopher J. Thomas
Name:		Christopher J. Thomas
Title:		Chief Financial Officer

SK 25744 0001 1020278